UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)1

TRW Automotive Holdings Corp.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

87264S 10 6 (CUSIP Number)

March 11, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87264S 10 6	13G	Page 2 of 8 Pages

(1)	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Northrop Grumman Corporation (“Northrop Grumman”) 95-4840775
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power 9,743,500* (6) Shared Voting Power -0- (7) Sole Dispositive Power 9,743,500* (8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,743,500*
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
(11)	Percent of Class Represented by Amount in Row (9) 9.8%*
(12)	Type of Reporting Person CO

CUSIP No. 87264S 10 6	13G	Page 3 of 8 Pages

(1)	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Northrop Grumman Space & Mission Systems Corp. (“NGS&MS”) 34-0575430
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	Citizenship or Place of Organization Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power: 9,743,500 * (6) Shared Voting Power -0- (7) Sole Dispositive Power 9,743,500* (8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,743,500*
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
(11)	Percent of Class Represented by Amount in Row (9) 9.8%*
(12)	Type of Reporting Person CO

CUSIP No. 87264S 10 6	13G	Page 4 of 8 Pages

(1)	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Richmond TAI Inc. (“Richmond TAI”) 03-0450952
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power: 9,743,500* (6) Shared Voting Power: -0- (7) Sole Dispositive Power: 9,743,500* (8) Shared Dispositive Power: -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,743,500*
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
(11)	Percent of Class Represented by Amount in Row (9) 9.8%*
(12)	Type of Reporting Person CO

CUSIP No. 87264S 10 6	13G	Page 5 of 8 Pages

(1)	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Richmond U.K. Inc. (“Richmond UK”) 14-1857691
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power: 9,743,500* (6) Shared Voting Power: -0- (7) Sole Dispositive Power: 9,743,500* (8) Shared Dispositive Power: -0-

(9)	9,743,500*
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
(11)	Percent of Class Represented by Amount in Row (9) 9.8%*
(12)	Type of Reporting Person CO

*	In connection with the Issuer’s initial public offering of its common stock, par value $0.01 per share (the “Common Stock”), on February 2, 2004 (the “IPO”), the Issuer filed with the Securities and Exchange Commission Amendment No. 8 to its Registration Statement on Form S-1 on January 30, 2004 (the “Registration Statement”). Prior to the IPO, the Reporting Persons held 17,000,000 shares of the Issuer’s Common Stock. On March 11, 2005, the Reporting Persons sold 7,256,500 shares of Common Stock to the Issuer (the “Disposition”). The number of shares of Common Stock covered under this Schedule 13G (the “Shares”) reflects those beneficially owned by the Reporting Persons following the IPO and the Disposition. The calculation of the foregoing percentage is based on 98,971,479 shares of common stock outstanding as of February 3, 2005, based on the TRW Automotive Holdings Corp. Annual Report for the year ended December 31, 2004 filed on Form 10-K with the United States Securities and Exchange Commission on February 23, 2005. The record owner of the Shares is Richmond U.K. Inc. (“Richmond UK”), which has the direct power to vote and dispose of the Shares. Richmond UK is a wholly-owned subsidiary of Richmond TAI Corp. (“Richmond TAI”), which has the indirect power to direct the voting and disposition of the Shares. Richmond TAI is a wholly-owned subsidiary of Northrop Grumman Space & Mission Systems Corp. (“NGS&MS”), which has the indirect power to direct the voting and disposition of the Shares. NGS&MS is a wholly-owned subsidiary of Northrop Grumman Corporation, which as the ultimate indirect parent, has the indirect power to direct the voting and disposition of the Shares.

CUSIP No. 87264S 10 6	13G	Page 6 of 8 Pages

Item 1	(a).	Name of Issuer:

TRW Automotive Holdings Corp.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

12001 Tech Center Drive Livonia, Michigan 48150

Item 2	(a).	Name of Person Filing:

Northrop Grumman Corporation

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

1840 Century Park East Los Angeles, California 90067

Item 2	(c).	Citizenship:

Delaware

Item 2	(d).	Title of Class of Securities:

TRW Automotive Holdings Corp., Common Stock, par value $0.01 per share

Item 2	(e).	CUSIP Number:

87264S 10 6

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

CUSIP No. 87264S 10 6	13G	Page 7 of 8 Pages

Item 4.	Ownership:

(a) Amount beneficially owned:

9,743,500

(b) Percent of class:

9.8%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

9,743,500

(ii) Shared power to vote or to direct the vote:

-0-**

(iii) Sole power to dispose or to direct the disposition of:

9,743,500

(iv) Shared power to dispose or to direct the disposition of:

-0-

**     Pursuant to Article VI of the Second Amended and Restated Stockholders Agreement by and among TRW Automotive Holdings Corp., Automotive Investors L.L.C. (“AI LLC”) and Northrop Grumman Corporation, dated January 28, 2004 and filed with TRW Automotive Holdings’ Amendment No. 7 to its Registration Statement on Form S-1 on January 29, 2004 (the “Stockholders Agreement”), Northrop Grumman Corporation has certain rights to designate one nominee for election to the board of directors of Issuer and AI LLC agrees to vote its shares of Common Stock for such designee.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

CUSIP No. 87264S 10 6	13G	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2005	NORTHROP GRUMMAN CORPORATION

	By:	/s/ John H. Mullan
John H. Mullan, Corporate Vice President and Secretary

Date: March 21, 2005	NORTHROP GRUMMAN SPACE & MISSION SYSTEMS CORP.

	By:	/s/ Kathleen M. Salmas
Kathleen M. Salmas, Secretary

Date: March 21, 2005	RICHMOND TAI INC.

	By:	/s/ Kathleen M. Salmas
Kathleen M. Salmas, Secretary

Date: March 21, 2005	RICHMOND U.K. INC.

	By:	/s/ Kathleen M. Salmas
Kathleen M. Salmas, Secretary